UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Continental Materials Corporation

(Name of Issuer)

Common Stock Par Value $0.25

(Title of Class of Securities)

211615307

(CUSIP Number)

Kevin J. O’Keefe

425 South Financial Place, Suite 3100

Chicago, IL 60605

(312) 553-3653

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 211615307

1.	Names of Reporting Persons. Bee Street Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,490,172

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,490,172

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 211615307

1.	Names of Reporting Persons. James G. Gidwitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,490,172 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,490,172 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 211615307

1.	Names of Reporting Persons. Ralph W. Gidwitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,490,172 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,490,172 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 211615307

1.	Names of Reporting Persons. Steven B. Gidwitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,490,172 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,490,172 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 211615307

1.	Names of Reporting Persons. Nancy Gidwitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,490,172 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,490,172 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 211615307

1.	Names of Reporting Persons. Scott Gidwitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,490,172 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,490,172 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,172

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 88.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 211615307

1.	Names of Reporting Persons. CMC Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

(1)         As discussed more fully in Item 5, below, CMC Partnership owns limited liability company membership interests of Bee Street but does not have voting power or dispositive power over any shares of Common Stock owned by Bee Street.  Accordingly, CMC Partnership disclaims beneficial ownership of all shares of Common Stock owned by Bee Street.

CUSIP No. 211615307

1.	Names of Reporting Persons. GFAM CMC Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

(1)         As discussed more fully in Item 5, below, GFAM CMC Partnership owns limited liability company membership interests of Bee Street but does not have voting power or dispositive power over any shares of Common Stock owned by Bee Street.  Accordingly, GFAM CMC Partnership disclaims beneficial ownership of all shares of Common Stock owned by Bee Street.

CUSIP No. 211615307

1.	Names of Reporting Persons. Thomas R. Gidwitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)         As discussed more fully in Item 5, below, Mr. Thomas Gidwitz is one of the managing partners of CMC Partnership and GFAM CMC Partnership, each of which owns limited liability company membership interests of Bee Street but does not have voting power or dispositive power over any shares of Common Stock owned by Bee Street.  Accordingly, Mr. Thomas Gidwitz disclaims beneficial ownership of all shares of Common Stock owned by Bee Street.

CUSIP No. 211615307

1.	Names of Reporting Persons. Betsy R. Gidwitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)         As discussed more fully in Item 5, below, Ms. Betsy Gidwitz is one of the managing partners of CMC Partnership and GFAM CMC Partnership, each of which owns limited liability company membership interests of Bee Street but does not have voting power or dispositive power over any shares of Common Stock owned by Bee Street.  Accordingly, Ms. Betsy Gidwitz disclaims beneficial ownership of all shares of Common Stock owned by Bee Street.

Item 1.	Security and Issuer
(a) Security: Common Stock, $.25 par value. (b) Issuer: CONTINENTAL MATERIALS CORPORATION 440 South LaSalle, Suite 3100 Chicago, IL 60605

Item 2.	Identity and Background

This statement is filed by Bee Street Holdings LLC, a Delaware limited liability company f/k/a Bee Street Acquisition LLC (“Bee Street”).  Bee Street’s only business is to own, hold, invest in, acquire, dispose of, vote and otherwise transact in the Common Stock.  The address of Bee Street’s principal office is c/o Riverbend Industries, LLC, 425 South Financial Place, Suite 3100, Chicago, IL 60605.

The reporting persons include the members of the board of managers of Bee Street, James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz.

James G. Gidwitz is the Chairman of the Board and Chief Executive Officer of the Issuer and has served on the Board of Directors of the Issuer since 1983. The business address of the Issuer is given in Item 1.  The business address of James G. Gidwitz is the same as Bee Street’s principal office.

Nancy Gidwitz is retired.  The business address of Nancy Gidwitz is the same as Bee Street’s principal office.

Ralph W. Gidwitz has served on the Board of Directors of the Issuer since 1984 and is otherwise retired.  The business address of Ralph W. Gidwitz is the same as Bee Street’s principal office.

Steven B. Gidwitz has served on the Board of Directors of the Issuer since 2018.  Steven B. Gidwitz is the President of NCAComp, Inc.  The address of NCAComp, Inc. is Rand Building, Suite 700, 14 Lafayette Square, Buffalo, NY 14203.  The business address of Steven B. Gidwitz is the same as Bee Street’s principal office.

Scott Gidwitz has served on the Board of Directors of the Issuer since 2018.  Scott Gidwitz is a Senior Vice President of the investments group at The John Buck Company and serves as a member of the Investment Committee.  The address of The John Buck Company is 151 N. Franklin Street, Suite 300, Chicago, IL 60606.  The business address of Scott Gidwitz is the same as Bee Street’s principal office.

The reporting persons also include CMC Partnership, a general partnership formed under Illinois law (CMC Partnership”), and GFAM CMC Partnership (“GFAM Partnership”), a general partnership formed under Illinois law, and the managing partners of each.  The managing partners of both CMC Partnership and GFAM Partnership are James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Thomas R. Gidwitz and Betsy R. Gidwitz.

Thomas R. Gidwitz is retired.  The business address of Thomas R. Gidwitz is the same as Bee Street’s principal office.

Betsy R. Gidwitz is retired.  The business address of Betsy R. Gidwitz is the same as Bee Street’s principal office.

In the last five years, none of Bee Street, James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz, Scott Gidwitz, CMC Partnership, GFAM Partnership, Thomas R. Gidwitz or Betsy R. Gidwitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

1,062,851 of Bee Street’s shares of Common Stock (the “Contributed Shares”) were acquired upon the contribution to Bee Street of shares of Common Stock which were previously owned by its limited liability company members in exchange for limited liability company membership interests of Bee Street.

427,321 of Bee Street’s shares of Common Stock (the “Purchased Shares”) were accepted for payment in the offer by Bee Street, pursuant to its Offer to Purchase, dated March 27, 2020, the related letter of transmittal and the related notice of guaranteed delivery, to purchase all of the shares of Common Stock which were not then already owned by Bee Street and which was commenced on February 18, 2020 (the “Tender Offer”). The initial offering period of the Tender Offer expired at midnight at the end of April 14, 2020, and the subsequent offering period of the Tender Offer expired at midnight at the end of April 17, 2020. Bee Street has paid or will pay for the Purchased Shares by drawing an aggregate of $4,059,549.50 of loans from its revolving credit facility with Wintrust Bank, N.A. (“Wintrust”), which was made available to Bee Street in the ordinary course of Wintrust’s business.  Bee Street has pledged all of its shares of Common Stock on customary terms as security for its revolving credit facility with Wintrust.

Item 4.	Purpose of Transaction

The Contributed Shares were contributed to Bee Street to aggregate the shares of Common Stock beneficially owned by members of the Gidwitz Family for purposes of coordinating voting and current and potential future investments in the Common Stock.

On February 18, 2020, Bee Street commenced the Tender Offer (see Item 3) in order to acquire additional shares of Common Stock in a ‘going private’ transaction. If Bee Street had acquired enough shares pursuant to the Tender Offer in order to effect a merger under Section 253 of the Delaware General Corporation Law of Bee Street’s wholly owned subsidiary with and into the Company, with the Company as the surviving corporation, Bee Street had intended that all of the shares of Common Stock which were not owned by Bee Street and such subsidiary immediately before the effective time of such merger would have been cancelled and converted into the right to receive cash merger consideration (a “Short Form Merger”).  As a result of a Short Form Merger, Bee Street would be the Company’s sole stockholder.  Bee Street did not acquire sufficient shares of Common Stock in the Tender Offer in order to effect the Short Form Merger.

Bee Street currently intends to advocate, as the Company’s overwhelming majority stockholder after the Tender Offer, for the Company immediately to ‘go dark’ and cease to be a public company by de-listing the Shares from the NYSE American Stock Exchange and by terminating and suspending their and its registrations under the Securities Exchange Act of 1934, as amended.  If the Company so de-lists and de-registers, the Company would not thereafter be required to file periodic reports with the United States Securities and Exchange Commission (the “SEC”) and to comply with certain other rules promulgated by the SEC under the federal securities laws.

Bee Street may acquire additional shares of Common Stock in one or more transactions in the future as approved by its board of managers.  If Bee Street acquires enough additional shares of Common Stock in order to effect a Short Form Merger, Bee Street currently expects that it would promptly effect a Short Form Merger, but the board of managers of Bee Street has not yet approved such a Short Form Merger and may change or reconsider such intention at any time and from time to time.  There can be no assurance that Bee Street will acquire additional shares of Common Stock or effect a Short Form Merger if it acquires sufficient shares of Common Stock to do so, nor of the terms of such Short Form Merger.  If Bee Street effects a Short Form Merger, Bee Street currently expects that it would amend and restate the certificate of incorporation in connection with such Short Form Merger, and Bee Street may additionally, as the Company’s sole stockholder after such Short Form Merger, thereafter amend and restate the Company’s bylaws and change the composition of the Company’s board of directors.  Bee Street has no current intention to sell any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Bee Street owns an aggregate 1,490,172 shares of Common Stock.  Bee Street owns the Contributed Shares as a result of contribution to Bee Street of such shares by its limited liability company members.  Bee Street owns the Purchased Shares as a result of the tender offer (see Item 3).

Each of the other reporting persons disclaims beneficial ownership of the shares of Common Stock reported herein as beneficially owned by Bee Street except, in the case of James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz, to the extent of such reporting person’s authority as a member of the board of managers of Bee Street, which authority and such reporting person’s capacity as a member of the board of managers is subject to the terms and provisions of the limited liability company agreement of Bee

Street, as it may be amended from time to time.  The board of managers of Bee Street has sole voting power and sole dispositive power with respect to the shares of Common Stock which Bee Street owns.  The members of the board of managers of Bee Street are James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz, none of whom has any individual voting power or dispositive power with respect to the shares of Common Stock owned by Bee Street.  Except for the members of the board of managers of Bee Street, no person has any voting power or dispositive power with respect to the shares of Common Stock which are beneficially owned by Bee Street.

CMC Partnership and GFAM CMC Partnership contributed all the shares of Common Stock which they previously owned to Bee Street in exchange for limited liability company membership interests of Bee Street.  Neither CMC Partnership nor GFAM CMC Partnership have any current voting power or dispositive power over any shares of Common Stock; however, CMC Partnership owns sufficient limited liability company membership interests of Bee Street that CMC Partnership could remove and replace one or more members of the board of managers of Bee Street, or add additional members to the board of managers of Bee Street.  CMC Partnership has no current intention to effect such a change in the composition of the board of managers of Bee Street.  GFAM Partnership does not, by itself, own sufficient limited liability company membership interests of Bee Street in order to effect such a change in the composition of the board of Managers of Bee Street.  The managing partners of both CMC Partnership and GFAM Partnership are James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Thomas R. Gidwitz and Betsy R. Gidwitz.

This statement shall not be construed as an admission by any of CMC Partnership, GFAM Partnership, James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz, Scott Gidwitz, Thomas R. Gidwitz or Betsy R. Gidwitz that it, he or she is a beneficial owner of any of the Common Stock which are reported herein as beneficially owned by Bee Street.

The aggregate percentage of shares of Common Stock reported as owned by each of the reporting persons is based upon 1,675,484 shares outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosure in Item 3 of this statement is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits
1. Joint Filing Agreement, dated February 14, 2020

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2020
Date

/s/ KEVIN O’KEEFE
Signature

Kevin O’Keefe, Treasurer
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).